Gibson, Dunn & Crutcher LLP

200 Park Avenue New York, NY 10166-0193 Tel 212.351.4000 www.gibsondunn.com

Andrew L. Fabens Direct: +1 212.351.4034 Fax: +1 212.351.5237 AFabens@gibsondunn.com

January 30, 2023

VIA EDGAR

Robert Shapiro

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Petco Health & Wellness Company, Inc.

Form 10-K for the Fiscal Year Ended January 29, 2022

Filed March 24, 2022

File No. 001-39878

Dear Mr. Shapiro:

On behalf of Petco Health & Wellness Company, Inc. (the “Company”), we acknowledge receipt of the Securities and Exchange Commission Staff’s comment letter, dated January 23, 2023, regarding the Company’s Annual Report on Form 10-K for the Fiscal Year Ended January 29, 2022, filed on March 24, 2022.

The comment letter requests that the Company respond within ten business days or advise the Staff when the Company will respond. As we communicated with you today, we hereby request an extension to respond by no later than February 21, 2023. This additional time will enable the necessary internal review related to the Company’s response to the comment letter.

Thank you for your consideration of our request for an extension. If you have any questions, please do not hesitate to call me (212) 351-4034.

Sincerely,

/s/ Andrew L. Fabens
Andrew L. Fabens

cc:	Brian LaRose, Chief Financial Officer, Petco Health & Wellness Company, Inc.

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